QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2004
☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the transition period from to

Commission File No. 0-8707

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Nature's Sunshine Products, Inc.
Tax Deferred Retirement Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Nature's Sunshine Products, Inc.
75 East 1700 South
P.O. Box 19005
Provo, UT 84605-9005

        The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Nature's Sunshine Products Tax Deferred Retirement Plan
Date: June 27, 2005	By:	/s/ DOUGLAS FAGGIOLI President & Chief Executive Officer

NATURE'S SUNSHINE PRODUCTS, INC.
TAX DEFERRED RETIREMENT PLAN
Financial Statements
December 31, 2004 and 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrators of the
Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan

        We have audited the accompanying statement of net assets available for benefits of Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Nature's Sunshine Products, Inc. Tax Deferred Retirement Planas of December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

        Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at the end of year) as of December 31, 2004, is presented for the purpose of complying with the Department of Labor's rules and regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Gregory & Eldredge, LLC

Salt Lake City, Utah
May 23, 2005

Report of Independent Registered Public Accounting Firm

To the Administrators of the
Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan

        We have audited the accompanying statement of net assets available for benefits of Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan as of December 31, 2003 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Nature's Sunshine Products, Inc. Tax Deferred Retirement Planas of December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Tanner LC

Salt Lake City, Utah
June 11, 2004

NATURE'S SUNSHINE PRODUCTS, INC.
TAX DEFERRED RETIREMENT PLAN
Statement of Net Assets Available for Benefits
December 31,

	2004	2003
Assets
Investments, at fair value	$31,456,751	$21,129,931
Receivables:
Employee contributions	63,765	—
Employer contribution	51,317	—
Other receivables	—	—

Total receivables	115,082	—

Cash	1,016	1,581

Total assets	31,572,849	21,131,512

Liabilities
Investments purchased in excess of cash balances	76,633	—
Excess contributions payable	20,956	21,416

Net assets available for benefits	$31,475,260	$21,110,096

See accompanying notes to financial statements.

NATURE'S SUNSHINE PRODUCTS, INC.
TAX DEFERRED RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits
Years Ended December 31,

	2004	2003
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$8,577,669	$1,671,596
Interest and dividends	270,493	80,354

Total Investment Income	8,848,162	1,751,950

Contributions:
Employee	1,225,766	1,087,959
Employer	1,010,891	902,516

Total contributions	2,236,657	1,990,475

Total additions	11,084,819	3,742,425

Deductions from net assets attributed to:
Benefits paid to participants	719,655	798,410

Net increase	10,365,164	2,944,015
Net assets available for benefits:
Beginning of year	21,110,096	18,166,081

End of year	$31,475,260	$21,110,096

See accompanying notes to financial statements.

NATURE'S SUNSHINE PRODUCTS, INC.
TAX DEFERRED RETIREMENT PLAN
Notes to Financial Statements
December 31, 2004 and 2003

1. Description of the Plan

        The following description of the Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

        The Plan is a defined contribution plan established to provide retirement benefits to eligible employees of Nature's Sunshine Products, Inc. (the Company) including its domestic subsidiaries, who have attained the age of 18 immediately upon hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

        Contributions are made to the Plan by both the employees and the Company. Participating employees contribute a percentage of their annual compensation not to exceed 15 percent, subject to Internal Revenue Service defined maximum annual deferral amounts. Highly compensated employees, as defined under the Internal Revenue Code, contribute a percentage of their annual compensation, not to exceed five percent. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

        Participants direct the investment of their contributions and Company matching contributions into various investments offered by the Plan. Participants may change their election or transfer monies between certain funds at any time.

        Company matching contributions equal 100 percent of employee elective contributions up to a maximum of five percent of the employee's compensation.

        Rollovers from other plans are not permitted.

Participant Accounts

        Each participant's account is credited with the participant's contribution and allocations of (a) the employer's contribution and (b) a pro rata share of participant's earnings. Plan earnings are allocated based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

        Participants are immediately vested in their voluntary contributions to the Plan plus actual earnings thereon. A participant is 100% vested in the employer contributions and related earnings after three years of qualifying service, or upon attaining the Plan's normal retirement age of 59 1/2, or upon death or certain types of disability while an employee.

Payment of Benefits

        The Plan provides for benefit distributions (either as an annuity, installment or lump sum) to Plan participants or their beneficiaries of their vested account balance upon termination of employment

(including death), certain types of disability or attainment of 59 1/2 (retirement age) while employed with the Company. Vested benefits may also be rolled over into another retirement plan.

        If the value of a vested account is not greater than $5,000 prior to the inclusion of direct transfer contributions when employment is terminated, the benefit may be automatically distributed to the participant following the date of termination and at the option of the Plan administrator.

Hardship Withdrawals

        Participants may withdraw all or part of their vested account balances including voluntary contributions (but none of the income earned on such contributions) upon demonstration of a financial hardship subject to the requirements of the Plan. Hardship withdrawals are permitted based on the safe harbor rules.

Loans

        Loans are not permitted in the Plan.

Investment Options

        A participant may voluntarily direct contributions into any of several investment options offered by the Plan. As of December 31, 2004, the Plan offered as investment options 19 mutual funds, a common collective trust fund and common stock of Nature's Sunshine Products, Inc.

Forfeitures

        At December 31, 2004 and 2003, forfeited non-vested matching employer contributions and income (losses) totaled $840 and $3,937, respectively. Forfeited amounts are first used to fund future employer contributions; second, forfeitures are used to offset Employer's Plan administrative costs; and third, forfeitures are allocated to Participant accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

        The financial statements of the Plan are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

        The Plan's investments are stated at fair value. Shares of the Company's common stock are valued at its quoted market price. Shares of mutual funds and the common collective trust are valued at quoted market prices, which together with shares of the Company's common stock represent the net asset value of shares held by the Plan at year-end. Net appreciation (depreciation) in the market value of investments includes both realized and unrealized gains and losses.

        Purchases and sales of securities are recorded on a trade-date basis. Common stock and trust dividend income is recorded on the ex-dividend date.

        Investment earnings are automatically reinvested into the fund from which they were derived.

Administrative Costs

        Substantially all administrative costs of the Plan are paid by the Company.

Payment of Benefits

        Benefits are recorded when paid.

3. Plan Investments and Concentration of Credit Risk

        The Plan provides for various investment options into any combination of stocks, mutual funds and other investment securities. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is possible that changes in risks in the near term would materially affect participant account balances, and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

        As of December 31, 2004 and 2003, approximately 36% and 24% of total investments were held in Company common stock. These assets are exposed to market risk from changes in the fair market value of such shares.

        The Plan is exposed to credit loss in the event of nonperformance by the investment managers of the fund; however, the Plan does not anticipate such nonperformance.

        The following table presents the fair values of investments at December 31, 2004 and 2003. Investments that represent 5% or more of the Plan's net assets are separately identified:

	2004	2003
Common Stock
Nature's Sunshine Products, Inc. common Stock	$11,239,448	$5,052,237
Common Collective Trust
Merrill Lynch Retirement Preservation Trust Fund	4,391,583	3,723,870
Mutual Funds
Nations Marsico Growth Fund Class A	3,637,365	3,013,951
PIMCO Total Return Fund Class A	2,264,728	1,953,743
Massachusetts Investors Trust Fund	1,990,337	2,021,978
Franklin Mutual Beacon Fund Class A	*	1,262,127
Other Mutual Funds	7,933,290	4,102,025

	$31,456,751	$21,129,931

*
Does not exceed 5% at December 31, 2004 and, therefore, it is included in other mutual funds.

        During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Common stock	$6,947,579
Mutual funds, net	1,667,610
Other, net	(37,520)

Net appreciation in fair value	$8,577,669

        The Plan's investments are held, invested and administered by Merrill Lynch, Pierce Fenner & Smith Incorporated.

4. Amendments

        Effective March 1, 2003, the Plan was amended to modify the percentage limit on participants' salary deferrals. Under the amendment, a participant who is a Non-Highly Compensated Employee for the Plan year may defer a dollar amount or percentage of compensation that may not exceed 15% of his or her compensation. A participant who is a Highly-Compensated Employee for the Plan year may defer an amount that may not exceed 5% of compensation. Before this amendment, a participant who was a Non-Highly Compensated Employee was able to defer a dollar amount or percentage of compensation that may not exceed 10% of his or her compensation.

5. Plan Termination

        Although it has not expressed any intent to discontinue the Plan, the Company reserves the right to amend or terminate the Plan subject to the terms of the Plan agreement and the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer matching contributions and they become non-forfeitable.

6. Tax Status

        The Plan was amended and restated using a Merrill Lynch prototype plan document, effective January 1, 2003. The Internal Revenue Service has informed the Company by a letter dated June 4, 2002 that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. The Company believes that the Plan continues to be designed and operated in compliance with the applicable requirements of the Internal Revenue Code.

7. Party-in-Interest Transaction

        Certain Plan investments include shares of Company common stock, mutual funds and a common trust fund managed by the Plan's Trustee. The Plan purchased approximately 57,000 and 60,000 shares of the Company's common stock during the years ended December 31, 2004 and 2003, respectively, and sold approximately 96,000 and 37,000 shares of the Company's common stock during the years ended December 31, 2004 and 2003, respectively. Fees for the services rendered by parties-in-interest were based on customary rates for such services, and were paid by the Plan sponsor. Transactions resulting in Plan assets being transferred or used by a party-in-interest are prohibited under ERISA unless a specific exemption exists. Merrill Lynch, Pierce Fenner & Smith, the Trustee, is a party-in-interest as defined by ERISA as a result of investing Plan assets in its funds and accounts and providing management and administrative services. However, such transactions are exempt under Section 401(b) (8) and are not prohibited.

NATURE'S SUNSHINE PRODUCTS, INC.
TAX DEFERRED RETIREMENT PLAN
Plan 002 EIN 87-0327982
Schedule H Part IV
Item 4i
Schedule of Assets (Held at End of Year)
December 31, 2004

(a)	(b) Identity of Issue	(c) Description of Investment	(e) Current Value
	Common Stock
*	Nature's Sunshine Products, Inc.	552,036 Shares	$11,239,448

	Mutual Funds
*	Merrill Lynch Retirement Preservation Trust Fund	4,391,582 Shares	4,391,583
	Nations Marsico Growth Fund A	204,691 Shares	3,637,365
	PIMCO Total Return Fund A	212,252 Shares	2,264,728
	Massachusetts Investors Trust Fund	115,315 Shares	1,990,337
	Franklin Mutual Beacon Fund A	97,238 Shares	1,543,163
	Columbia Acorn Fund A	54,572 Shares	1,415,047
*	Merrill Lynch Equity Dividend Fund A	89,273 Shares	1,273,925
	Van Kampen Emerging Growth Fund A	28,933 Shares	1,118,559
	The Oakmark Equity & Income Fund II	44,433 Shares	1,041,070
	Ivy International Fund A	17,750 Shares	414,817
*	Merril Lynch International Value Fund A	11,850 Shares	316,285
*	Merrill Lynch Global Allocation Fund A	17,278 Shares	284,562
*	Merrill Lynch Fundamental Growth Fund A	10,631 Shares	184,018
*	Merrill Lynch Basic Value Fund A	2,546 Shares	80,705
*	Merrill Lynch U.S. Govt Mortgage Fund A	6,667 Shares	68,469
*	Merrill Lynch International Value Fund I	2,106 Shares	56,101
	Calvert Income Fund	3,107 Shares	52,817
*	Merrill Lynch Balanced Capital Fund A	1,741 Shares	46,397
	PIMCO Stock Plus Fund A	3,641 Shares	35,754
	Accrued Income		1,553
*	Merrill Lynch Bond Fund-High Income Port A	9 Shares	48

			20,217,303

			$31,456,751

*	Party-in-interest

QuickLinks

NATURE'S SUNSHINE PRODUCTS, INC. TAX DEFERRED RETIREMENT PLAN Financial Statements December 31, 2004 and 2003
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Report of Independent Registered Public Accounting Firm
NATURE'S SUNSHINE PRODUCTS, INC. TAX DEFERRED RETIREMENT PLAN Statement of Net Assets Available for Benefits December 31,
NATURE'S SUNSHINE PRODUCTS, INC. TAX DEFERRED RETIREMENT PLAN Statement of Changes in Net Assets Available for Benefits Years Ended December 31,
NATURE'S SUNSHINE PRODUCTS, INC. TAX DEFERRED RETIREMENT PLAN Notes to Financial Statements December 31, 2004 and 2003
NATURE'S SUNSHINE PRODUCTS, INC. TAX DEFERRED RETIREMENT PLAN Plan 002 EIN 87-0327982 Schedule H Part IV Item 4i Schedule of Assets (Held at End of Year) December 31, 2004